[Graphic omitted] Ahold

To the shareholders of Koninklijke Ahold N.V.

January 13, 2004

Dear shareholders,

     As you may have read in the newspapers, the Vereniging van Effectenbezitters (VEB) has started two proceedings against Ahold. In the first proceeding the VEB demands annulment of Ahold's financial statements 1998 to and including 2002. In the second proceeding, the VEB will request an investigation into the affairs of Ahold (the so-called "enquete"). The Enterprise Chamber of the Court of Appeals in Amsterdam is the competent court in both proceedings.

     These proceedings are not in the interest of shareholders. Ahold will explain this below.

First the financial statements proceeding.

     Following the announcement of accounting irregularities on February 24, 2003, people at Ahold have tirelessly worked to prepare the financial statements for 2002. The restated figures 2000 and 2001 are included therein. The 2002 financial statements have been completed after extensive and expensive forensic investigations involving the entire group.

     On November 26, 2003, shareholders adopted the financial statements 2002 with a majority of more than 99%.

     The VEB now attacks the financial statements which have been accepted by the vast majority of shareholders. No interest is served with this action. Ahold will incur substantial costs for the defence against this action, which it could better save.

Second, the "enquete".

     There are and have been various governmental and regulatory investigations in progress for almost a year by different bodies in and outside the Netherlands. Ahold is fully co-operating with these investigations. Ahold has stated more than once that it will disclose the results of these investigations as soon as they are completed. Also, Ahold has stated that it will seek to recover damages from those who participated in or knew of fraud that has been committed.

     The "enquete" will not create any additional value for shareholders above what has and will be obtained from the pending investigations, the results of which will be disclosed. On the contrary, an "enquete" will require much time (possbly years) and disrupt the normal course of business.

     The management and the supervisory board are committed to create shareholder value. The first step has been set by the refinancing of the company. That has been completed. Now, management must be able to fully focus on the successful running of the retail and foodservice operations (wth more than EUR 56 billion sales and approximately 350,000 employees). This is necessary in the interest of customers, employees and shareholders.

     Proceedings as the above are counterproductive and keep management from doing what is most required now: creating value for shareholders.

Ahold therefore respectfully but urgently calls on the VEB to terminate these proceedings.

     Ahold is prepared to put the institution or continuation of these proceedings to a vote at the next shareholders' meeting on March 3, 2004, so that shareholders have the final say in the matter.

We appreciate your support and involvement.

On behalf of Ahold,

/s/ Anders Moberg
A. Moberg